UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

Celanese AG

(Name of Subject Company (issuer))

Blackstone LR Associates (Cayman) IV Ltd.

Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Luxembourg Holdings S.à r.l.
BCP Crystal Acquisition GmbH & Co. KG
(Names of Filing Persons (Offerors))

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(CUSIP Number of Class of Securities)

Chinh Chu

BCP Crystal Acquisition GmbH & Co. KG
c/o The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation* $1,985,891,917.92	Amount of filing fee** $251,612.51

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 49,321,468 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 32.50 per share in cash, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on January 29, 2004 of EUR 1 = $1.2389. Such number of shares represents the number of ordinary shares issued and outstanding as of September 30, 2003 and excludes shares held by Celanese AG in treasury, which Celanese AG has committed not to tender.

**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to .01267% of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$251,612.51
Form or Registration No.:	Schedule TO
Filing Party:	Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Luxembourg Holdings S.à r.l.
BCP Crystal Acquisition GmbH & Co. KG
Date Filed:	February 2, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  ☒ third-party tender offer subject to Rule 14d-1.

                  ☐ issuer tender offer subject to Rule 13e-4.
                  ☐ going-private transaction subject to Rule 13e-3.
                  ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 3 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Luxembourg Holdings S.à r.l. and BCP Crystal Acquisition GmbH & Co. KG on February 2, 2004, as amended by Amendment No. 1 to Schedule TO filed on February 9, 2004 and Amendment No. 2 to Schedule TO filed on February 17, 2004 (the “Schedule TO”). The Schedule TO relates to the offer by BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (the “Bidder”), to purchase all of the issued and outstanding registered ordinary shares, no par value, of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, at a purchase price of EUR 32.50 per share in cash. The terms and conditions of the offer (as it may be amended or supplemented from time to time, the “Offer”) are described in the Offer Document, published February 2, 2004 (as it may be amended or supplemented from time to time, the “Offer Document”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and, where applicable, the related Letter of Transmittal and the instructions thereto, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 12. EXHIBITS.

      Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(5)(F)	Notice of Availability of amendment to the Offer Document, published on February 18, 2004 (English translation of notice published in German only).
(a)(5)(G)	Press release of the Bidder, dated February 18, 2004.
(a)(5)(H)	Publication of amendment to the Offer Document pursuant to § 14(3) of the German Securities Acquisition and Takeover Act (English translation of publication made available in German only).

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2004

BLACKSTONE LR ASSOCIATES
(CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES
(CAYMAN) IV L.P.

By: Blackstone LR Associates (Cayman) IV Ltd., its
general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) IV L.P.

By: Blackstone Management Associates
(Cayman) IV L.P., its general partner

By: Blackstone LR Associates (Cayman) IV Ltd.,
its general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) LTD. 1

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CRYSTAL HOLDINGS CAPITAL PARTNERS (CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP LUXEMBOURG HOLDINGS S.À R.L.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP CRYSTAL ACQUISITION GMBH & CO. KG

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

EXHIBIT INDEX

Exhibit
No.	Description

(a)(5)(F)	Notice of Availability of amendment to the Offer Document, published on February 18, 2004 (English translation of notice published in German only).
(a)(5)(G)	Press release of the Bidder, dated February 18, 2004.
(a)(5)(H)	Publication of amendment to the Offer Document pursuant to § 14(3) of the German Securities Acquisition and Takeover Act (English translation of publication made available in German only).